Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

April 25, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), we hereby inform that the Board of Directors of the Company at its meeting held today, i.e. on April 25, 2024, has approved the following:

1)	Approval of Joint Venture Agreement between Dr. Reddy’s Laboratories Limited and Nestlé India Limited, as Joint Venture Partners

Dr. Reddy’s Laboratories Limited (the “Company”) and Nestlé India Limited (“Nestlé India”) have entered into a Joint Venture Agreement (“Agreement”) for investment in Dr. Reddy’s Nutraceuticals Limited (“JV Company”).

2)	Approval of changes in Senior Management Personnel

a)	Mr. Marc Kikuchi has resigned from the role of CEO of North America Generics. He will cease to be a member of the Management Council and Senior Management Personnel of the Company, effective from the close of working hours on May 24, 2024. The resignation letter received from Mr. Marc Kikuchi is annexed herewith; and

b)	Mr. Milan Kalawadia, currently Chief Commercial Officer- North America Generics is elevated to the role of CEO - North America and is also inducted as a Member of the Management Council and Senior Management Personnel of the Company, effective from May 25, 2024.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above is given in Annexure enclosed herewith.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl.: as above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

Annexure

Disclosure under Part A Para A of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

1)	Approval of Joint Venture Agreement between Dr. Reddy’s Laboratories Limited and Nestlé India Limited, as Joint Venture Partners

Sl. No.	Particulars	Details
1	Name(s) of parties with whom the agreement is entered	Execution of definitive Agreement by and between: Dr. Reddy’s Laboratories Limited (the “Company”); Nestlé India Limited (“Nestlé India”) and Dr. Reddy’s Nutraceuticals Limited (“JV Company”);
2	Purpose of entering into the agreement	The partnership will bring together the well-known global range of nutritional health solutions as well as vitamin, minerals, herbals and supplements (VMHS) of Nestlé Health Science (NHSc) with the strong and established marketing and commercial strengths of Dr. Reddy’s in India. The joint venture will help the Company and Nestlé India combine their strengths and grow their complementary nutraceuticals portfolios in India and other agreed territories in the metabolic, hospitals nutrition, healthy ageing, general wellness, women’s health and child nutrition categories to take nutraceutical products to consumers across India.
3	Shareholding, if any, in the entity with whom the agreement is executed	▪	The present paid-up share capital of JV Company is Rs. 1(one) million, which is entirely held by the Company.
		▪	Pursuant to the infusion of funds under the Joint Venture Agreement (“Agreement”) Dr. Reddy’s will hold 51% and Nestlé India will hold 49% of the paid-up share capital of the JV Company.
		▪	Nestlé India will have a call option to increase shareholding after 6 years at Fair Market Value. However, the Company shall continue to hold atleast 40% of the shareholding after Nestlé India exercises its call option.
4

Significant terms of the agreement (in brief) special rights like right to appoint directors, first right to share subscription in case of issuance of shares, right to restrict any change in capital structure etc.

		▪	Dr. Reddy’s will hold 51% and Nestlé India will hold 49% of the paid share capital of JV Company.
		▪	After the expiration of the 6-year period, Nestlé India will have a call option to increase its equity stake in the JV Company based on a fair market valuation. Should Nestlé India exercise such call option, the same will allow Nestlé India to own up to 60% of the JV Company. The Company shall continue to hold atleast 40% of the shareholding, after Nestlé India exercises its call option.
		▪	Basis the above shareholding, both the Company and Nestlé India will have right to appoint directors in equal number on the Board of the JV Company.
		▪	During initial 6-years period, the CEO shall be appointed by the Company. After 6-years period, the CEO shall be appointed by Nestlé India.
5	Whether, the said parties are related to promoter/ promoter group/ group companies in any manner. If yes, nature of relationship		JV Company is a related party to the Company. However, Nestlé India is not a related party to the Company or to promoter/ promoter group/ group companies.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

6	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”		Nestlé India is not a related party to the Company. However, the JV Company is a wholly owned subsidiary of the Company as on date and a related party to the Company. The transaction would fall within related party transactions and the same has been done at “arm’s length”.
7	In case of issuance of shares to the parties, details of issue price, class of shares issued		JV Company is a newly incorporated company on March 14, 2024. The Company and Nestlé India will hold equity shares in the ratio of 51% and 49%, respectively, as stated above.
8	Any other disclosures related to such agreements, viz., details of nominee on the board of directors of the listed entity, potential conflict of interest arising out of such agreements, etc		Not applicable
9	In case of termination or amendment of agreement, listed entity shall disclose additional details to the stock exchange(s):		Not applicable
	a)	name of parties to the agreement;
	b)	nature of the agreement;
	c)	date of execution of the agreement;
	d)	details of amendment and impact thereof or reasons of termination and impact thereof.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

2)	Approval of changes in Senior Management Personnel

Sl. No.	Particulars	Details
1	Reason for change viz. appointment, re-appointment, resignation, removal, death or otherwise	a)	Resignation of Mr. Marc Kikuchi from his position as CEO of North America Generics.
		b)	Appointment of Mr. Milan Kalawadia, as CEO of North America and inducted as a member of the Management Council as well as a Senior Management Personnel of the Company.
2	Date of appointment/ re-appointment/cessation (as applicable); and term of appointment/ re-appointment	a)	Mr. Marc Kikuchi will cease to be a member of the Management Council and Senior Management Personnel of the Company, effective from the close of working hours on May 24, 2024.
		b)	Mr. Milan Kalawadia, appointed as CEO of North America and inducted as a Member of Management Council as well as a Senior Management Personnel of the Company, effective from May 25, 2024.
The Board of the Directors has approved the induction of Mr. Milan Kalawadia as a Member of the Management Council and Senior Management Personnel at its meeting held on April 25, 2024.
3	Brief profile (in case of appointment)	a)	Not applicable
		b)	The profile of Mr. Milan Kalawadia is annexed herewith.
4	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

Date: April 24, 2024

To: Erez Israeli

Dr. Reddy’s Laboratories Limited

8-2-337, Road No-3, Banjara Hills,

Hyderabad, Telangana - 500034

Subject: Resignation

Dear Erez,

Please accept this letter as my formal resignation as CEO - North America Generics at Dr. Reddy’s Laboratories, to pursue aspirations outside the Company. I will be available to the Company until May 24, 2024.

I am sincerely grateful for the opportunity given to me over the past 5 years to stabilize and grow the North America business. I am proud of our accomplishments, especially growing the business at a time when the overall industry shrank. More importantly, the team has strengthened its capabilities and come together to act as a unified team.

I thank you, Prasad and Satish for your support and guidance during my tenure. I have truly enjoyed my time at Dr. Reddy’s and will leave with fond memories.

Thank you again for this fantastic opportunity and I wish the Company continued success.

Sincerely,

Marc Kikuchi

Profile of Mr. Milan Kalawadia

Mr. Milan Kalawadia has been appointed as Chief Executive Officer- North America and Management Council Member at Dr. Reddy’s Laboratories effective from May 25, 2024. Milan has been an integral part of Dr. Reddy's for more than 18 years, contributing his expertise and strategic insight to various aspects of our operations. This included the three main verticals of the core North America business: Retail Rx, Hospital/Institution, and Private Label OTC divisions. Milan also led the early efforts to develop the strategies for the Biosimilars and the Self-care/Wellness business units in the US. During the last three years, Milan’s efforts as Chief Commercial Office were instrumental in driving North America to three consecutive years of growth over the $1 billion revenue threshold.

During his impressive tenure at Dr. Reddy’s, Milan has held various positions of increasing responsibility beginning in 2006. These roles have been in Finance, Investor Relations, Corporate/Business Development, Marketing, and Head of OTC and SRx divisions. There are many highlights to Milan’s career. In 2010, Milan was instrumental in the restructuring of the OTC division, driving its initial growth through key launches and product acquisitions, most notably the Habitrol® Nicotine Replacement Therapy patch in 2014. In addition, he continued to drive growth within the SRx division with the establishment of the IDN Sales team in 2018 which focused on maximizing the value of our late-to-market launches. In 2020, Milan focused his efforts on reinvigorating the Product Management process to ensure efficient management of its ever-expanding 250+ product portfolio and driving growth by strengthening our strategic partnerships with key customers. More recently, Milan played a critical role in driving various new growth initiatives including the acquisition of OTC brands; the development of our e-commerce presence on Amazon; and engaging with alternate channel partners.

Milan holds a Bachelor of Science degree in Management Science and Information Systems from Rutgers University, School of Business; and an MBA from Carnegie Mellon University, Tepper School of Business.